

November 14, 2013

Via E-mail
Mr. Keith Helming
Chief Financial Officer
AerCap Holdings N.V.
Stationsplein 965
1117 CE Schiphol
The Netherlands

   RE: AerCap Holdings N.V.
     Form 20-F for Year Ended December 31, 2012
     Filed March 13, 2013
     File No. 1-33159

Dear Mr. Helming:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 45

General

1. In future filings, please expand your disclosure to provide further discussion on known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please refer to Item 5.D of Form 20-F.

Indebtedness, page 72

2. We note repeated references throughout this section discussing your indebtedness to "certain covenants," including "net worth financial covenants" on pages 73 and 74, "loan-to-value ratios" on page 80, a "financial ratio" on page 83 and "financial ratios or tests" also on page 83. In future filings, please expand your disclosure to state whether you were in compliance with all applicable financial covenants in your debt instruments as of the date covered by the periodic report.

Item 10. Additional Information, page 101

Material contracts, page 107

3. Please tell us why you have not included discussion of either the agreement you entered into with an entity incorporated at the direction of Guggenheim Partners, LLC for the sale of your equity interest in Aircraft Lease Securitisation Limited (ALS) in November 2012, or the agreement you entered into with International Lease Finance Corporation for the sale of your wholly-owned subsidiary AeroTurbine, Inc. in August 2011. Similarly, please tell us what consideration you have given to filing material contracts pursuant to Instruction 4 to Exhibits set forth in Form 20-F other than exhibits 4.1 and 4.2 currently noted.

Financial Statements

Notes to the Financial Statements

Note 1. General

ALS Transaction, page F-15

4. Please help us better understand your accounting for the sale of equity interests in Aircraft Lease Securitisation Limited by addressing the following:
    •   You obtained financing, which is referred to as the ALS Coupon Liability, in return for which you received a contingent asset, which is referred to as the ALS Note Receivable, with the substance of a structured note. Please help us better understand why you needed to obtain financing in connection with the sale of your equity interests as well as the business purpose of receiving a contingent asset with the substance of a structured note. Please tell us how you determined the appropriate accounting for the ALS Coupon Liability and corresponding ALS Note Receivable, including how they should be subsequently measured;
    •   You refer to G-Notes, which are senior securities issued by ALS. Please clarify to whom these securities were issued. It is not clear if these securities are reflected as debt on your financial statements based on your disclosures beginning on page F-33;

- Please help us better understand how you determined that the substantial risk of ownership of the ALS portfolio was transferred to Guggenheim Partners, LLC. Please address your consideration of ASC 840-20-40-3 through 40-5; and
- Please help us better understand how you arrived at the loss of $54.6 million in regards to this transaction. Please provide us with a summary which includes each component and corresponding amount used to determine the amount of loss to record.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief